mesoblast Global Leader in Allogeneic Cellular Medicines for Inflammatory Diseases May 2023 ASX: MSB; Nasdaq: MESO Operational Highlights and Financial Results for the Quarter Ended March 31, 2023 E x h i b i t 9 9 . 2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Our Mission Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses

Investment Highlights

Novel Allogeneic Cell Therapy Platform	Developing off-the-shelf, allogeneic cellular medicines based on proprietary mesenchymal stromal cell (MSC) technology platforms to enable treatment without the need for donor matching or immunosuppression
Remestemcel-L for SR-aGVHD	FDA review of BLA with PDUFA goal date August 2, 2023, for children with steroid-refractory acute graft versus host disease (SR-aGVHD). FDA has now conducted the Pre-License Inspection (PLI) of the manufacturing process for remestemcel-L
Rexlemestrocel-L for CLBP	First Phase 3 completed for discogenic chronic low back pain (CLBP). RMAT granted by FDA. Progressing towards initiation of a second pivotal Phase 3 study mid-CY2023
Rexlemestrocel-L for HFrEF	First Phase 3 completed for heart failure with reduced ejection fraction (HFrEF) Class II/III patients. RMAT granted by FDA for end-stage HFrEF patients with an LVAD
Finances	Last 12 months revenue of US$7.6 million from royalties; Cash-on-hand was US$48.8 million, pro-forma cash after adjusting for US$40 million placement is US$88.8 million plus up to an additional US$40m from existing financing facilities, subject to certain milestones.

BLA = Biologics License Application
FDA = United States Food and Drug Administration
PDUFA = Prescription Drug User Fee Act
RMAT = Regenerative Medicine Advanced Therapy
LVAD = Left Ventricular Assist Device

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Late-Stage Clinical Pipeline

Based on the Proprietary Allogeneic Mesenchymal Stromal Cell Platform

Product	Indication	Phase 2	Phase 3	Regulatory Filing	Approved	Status/Next Steps
Remestemcel-L	Pediatric SR-aGVHD	▬	▬	»		• BLA accepted for review • PDUFA goal date August 2, 2023 • FDA PLI conducted
Remestemcel-L	Adult SR-aGVHD; ARDS; IBD	▬	»			• Label extension • Clinical collaborations • Investigator-initiated trials
Rexlemestrocel-L	CLBP	▬	»			• RMAT granted • Planning to start pivotal Phase 3 trial mid-CY2023
Rexlemestrocel-L	HFrEF	▬	»			• RMAT granted for End-Stage / LVAD • FDA meeting planned for CY2023

SR-aGVHD = Steroid-Refractory Acute Graft Versus Host Disease
CLBP = Chronic Low Back Pain
IBD = Inflammatory Bowel Disease
HFrEF = Heart Failure with Reduced Ejection Fraction
LVAD = Left Ventricular Assist Device
ARDS = Acute Respiratory Distress Syndrome
RMAT = Regenerative Medicines Advanced Therapy designation
PLI = Pre-Licensure Inspection

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6 m e s o b l a s t© Lonza, reproduced with permission Manufacturing Remestemcel-L for the Period Ended March 31, 2023

Financial Highlights

Royalty Revenue	Revenue from royalties on sales of TEMCELL® HS Inj.[1] sold in Japan by our licensee were US$1.8 million for the quarter ended March 31, 2023. On a constant currency basis, royalties on sales grew 4% quarter on quarter to US$2.0[2] million for the quarter ended March 31, 2023, compared with US$1.9 million for the quarter ended March 31, 2022. Last 12-months revenue of US$7.6 million from royalties on product sales.
Cash Burn	Net cash usage for operating activities in the third quarter FY2023 was US$16.2 million; this represented a 4% increase (US$0.7 million) on the third quarter FY2022, and a 34% reduction (US$8.3 million) on the third quarter FY2021.
Capital	Successful completion of a global private placement primarily to Mesoblast's existing major US, UK, and Australian shareholders raising approximately US$40.0 million, net of transaction costs.
Cash Reserves	At March 31, 2023, cash-on-hand was US$48.8 million, pro-forma cash after adjusting for proceeds of US$40.0 million raised in April private placement is US$88.8 million, with up to an additional US$40.0 million available to be drawn down from existing financing facilities subject to achieving certain milestones.

1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.
2. TEMCELL sales by our Licensee are recorded in Japanese Yen before being translated into USD for the purposes of calculating the royalty paid to Mesoblast. Results have been adjusted for the movement of the USD to Japanese Yen exchange rate from 1USD:123.41 Yen for the 3 months ended March 31, 2022 to 1USD:134.54 Yen for the 3 months ended March 31,2023.

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Reduction in Expenditure on R&D, Improved Loss Before Tax

P&L for the quarter ended (US$m)	Mar 31, 2023	Mar 31, 2022
Total Revenue	**1.9**	**2.0**
Research and development	(7.0)	(8.2)
Manufacturing	(6.2)	(5.6)
Management & administration	(6.4)	(7.6)
Revaluation of contingent consideration	1.3	0.7
Revaluation of warrant liability	(0.5)	0.9
Other operating income & expenses	3.3	0.4
Finance costs	(5.0)	(3.9)
Loss before tax	**(18.6)**	**(21.3)**
Income tax benefit	~	~
Loss after tax	**(18.6)**	**(21.3)**

Figures have been rounded.

Revenue: Revenue predominately from royalties on sales of TEMCELL® HS Inj.[1] sold in Japan by our licensee.

Reduction in R&D Expenditure: reduced by US$1.2 million (14%), down to US$7.0 million for the quarter ended March 31, 2023. R&D expenses primarily supported preparations for the remestemcel-L BLA re-submission and preparations for pivotal studies for rexlemestrocel-L.

Continued Investment in Manufacturing: continued manufacturing activities to support the potential commercial launch for SR-aGVHD. On FDA approval US$31.0 million of remestemcel-L pre-launch inventory will be recognized on the balance sheet.

Finance Costs include US$3.8 million of non-cash expenditure for the quarter ended March 31, 2023 comprising accruing interest and borrowing costs.

1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

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9 m e s o b l a s t Steroid-Refractory Acute Graft Versus Host Disease (SR-aGVHD)

Acute Graft Versus Host Disease (aGVHD)

Serious and Fatal Complication of Allogeneic Bone Marrow Transplantation (BMT)


PHASE 1
Host Tissue Damage by BMT Conditioning
PHASE 2
Immune Cell Activation & Cytokine Storm
PHASE 3
Inflammation and End Organ Damage
Conditioning regimen, chemotherapy, or radiation
Tissue Damage
Macrophage input to cytokine storm
Activation of CD4 & CD8 T-cells
Macrophage
CTL
CTL
Cytokine Storm
TNF, IL-1, IL-6
IFNγ, IL-2, IL-12, IL-21, IL-22, IL-23
SKIN
LUNG
LIVER
GUT

Modified from Blazar et al., Nature Reviews Immunology 12: 443 - 458

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Remestemcel-L: Steroid-Refractory Acute Graft Versus Host Disease (SR-aGVHD)

SR-aGVHD is associated with mortality rates as high as 90%

Treatment Options

- Corticosteroids are first-line therapy for aGVHD
- There is only one approved treatment for disease refractory to steroids and no approved treatment in the US for children under 12 years old
- In Japan, Mesoblast's licensee has received the only product approval for SR-aGVHD in both children and adults

Burden of Illness

- Acute GVHD is a life-threatening complication that occurs in ~50% of patients receiving allogeneic bone marrow transplants (BMTs)[1]
- Acute GVHD primarily affects skin, GI tract, and liver
- Steroid-refractory aGVHD is associated with mortality rates as high as 90%[1,5] and significant extended hospital stay costs[2]

Market Opportunity

- More than 30,000 allogeneic BMTs performed globally (>20K US/EU) annually, ~20% pediatric[3,4]
- Approx. 1,500 allogeneic BMTs in children and adolescents in US[4]



1. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology. 2. Anthem-HealthCore/Mesoblast claims analysis (2016). Data on file 3. Niederwieser D, Baldomero H, Szer J. (2016) Hematopoietic stem cell transplantation activity worldwide in 2012 and a SWOT analysis of the Worldwide Network for Blood and Marrow Transplantation Group including the global survey. 4. HRSA Transplant Activity Report, CIBMTR, 2019 5. Axt L, Naumann A, Toennies J (2019) Retrospective single center analysis of outcome, risk factors and therapy in steroid refractory graft-versus-host disease after allogeneic hematopoietic cell transplantation. Bone Marrow Transplantation.

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Remestemcel-L for Children with SR-aGVHD

Improved Early Survival Across Three Studies involving more than 300 Treated Children

Day 100 Survival			
Remestemcel-L Protocol	Remestemcel-L	Matched Controls	Matched Control Protocol
First Line Therapy after Steroids Treatment Setting			
Pediatric Subset of Protocol 280: randomized controlled P3, n=27 w/SR-aGVHD	79%	54%	Study Control Arm (n=13)
Study 001, open-label P3, n=54[1] with 89% Grade C/D disease	74%	57%	**MAGIC[2] cohort**, n=30[3] propensity-controlled subset
Salvage Therapy Treatment Setting			
Expanded Access Protocol (EAP275), n=241	66%	na	
EAP275, n=51 Grade D subset	51%	31%	**CIBMTR dbase**, n=327[4] propensity controlled subset

1. GVHD001 had 55 randomized patients, however one patient dropped out before receiving any dose of remestemcel-L; 2. Mount Sinai Acute GVHD International Consortium (MAGIC) - a group of ten BMT centers throughout the US and Europe whose purpose is to conduct ground-breaking clinical trials in GVHD, including developing informative biorepositories that assist in developing treatments that can guide GVHD therapy; 3. Two subjects in the MAGIC cohort had follow-up <100 days; these subjects are excluded from the respective survival analyses; 4. Data on file

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Remestemcel-L Treatment Outcomes

Significantly Greater Survival in Highest-Risk Steroid-Refractory Patients with Baseline MAP ≥ 0.29

Kaplan-Meier Estimates of 6-month Overall Survival for the Two Patient Cohorts by Baseline MAP


MAP > 0.29
Survival (%)
100
80
60
40
20
0
0
1
2
3
4
5
6
Months from 2nd line
p=0.003
BAT
Remestemcel-L
10
12
3
8
1
5
1
5

Abbreviations:
MAP: MAGIC algorithm probability;
BAT: best available therapy.

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Kasikis S et al. Bone Marrow Transplantation 2021; 56:2869-2870.

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14 m e s o b l a s t BLA resubmitted Jan 30, 2023 BLA file considered by FDA to be a complete response, accepted for review, with PDUFA goal date August 2, 2023 New data under review shows: o Durable long-term survival of patients in Phase 3 trial o Increased survival in high-risk patients compared with propensity matched controls o Positive correlation between in vitro potency assay and survival o That the validated potency assay has low variability and can adequately demonstrate manufacturing consistency and reproducibility Status of BLA for Remestemcel-L in Pediatric Patients with SR-aGVHD New Data Under Review

15 m e s o b l a s t FDA has now conducted the Pre-License Inspection (PLI) of the manufacturing process for remestemcel-L FDA inspection did not result in the issuance of a Form 483, which is provided at the conclusion of an inspection if investigators have observed any conditions that in their judgment may constitute violations of the Food Drug and Cosmetic Act and related Acts Establishment Inspection Report (EIR) is expected to be issued by FDA in the coming weeks providing a detailed summary and final assessment of the inspection Status of BLA for Remestemcel-L in Pediatric Patients with SR-aGVHD Manufacturing Inspection Conducted

16 m e s o b l a s t Mesoblast provided new results from a four-year observational survival study performed by the Center for International Blood and Marrow Transplant Research (CIBMTR) on 51 evaluable patients with SR-aGVHD who were enrolled in Mesoblast’s phase 3 clinical trial of remestemcel-L Overall survival in the remestemcel-L cohort was 63% at 1 year, 51% at 2 years, and 49% at 4 years The new long-term survival data provide assurance that the short-term day 28 responses and early survival through 180 days in the 54-patient Phase 3 trial in children with SR-aGVHD previously presented to FDA in the original BLA submission are unlikely to have arisen by chance These long-term survival outcomes are a cornerstone of the BLA resubmission Remestemcel-L: Long-Term Survival Data a Cornerstone of BLA Resubmission to FDA for SR-aGVHD

17 m e s o b l a s t Long term Survival in Pediatric Patients with SR-aGVHD Treated with Remestemcel-L Presented at the 2023 Tandem Meeting of ASTCT and CIBMTR 1.Adapted and redrawn from Figure 2 of MacMillan, M.L. et al. Pediatric acute GVHD: clinical phenotype and response to upfront steroids. Bone Marrow Transplant 55, 165–171 (2020); 2.CIBMTR – Center for International Blood & Bone Marrow Transplantation Research. Clinical Outcomes of Pediatric Patients Treated with Remestemcel-L for Steroid-Refractory Acute Graft Versus-Host Disease on a Phase 3, Single- Arm, Prospective Study (Nov 2022) ASTCT = American Society for Transplantation and Cellular Therapy; CIBMTR = Center for International Blood and Marrow Transplant Research 16 m e s o b l a s t Remestemcel-L has th Potential to Improve Ble k Long-Term Survival (>2 Years) in Pediatric SR-aGVHD 1. Adapted and redrawn from Figure 2 of MacMillan, M.L. et al. Pediatric acute GVHD: clinical phenotype and response to upfront steroids. Bone Marrow Transplant 55, 165–171 (2020); 2. CIBMTR – Center or International Blood & Bone Ma row Transplantation Research. Clinical Outcomes of Pediatric Patien s Treated with Remestemcel-L for S eroid-Refractory Acute Graft- Versus-Host Disease on a Phase 3, Single- Arm, Prospective Study (Nov 2022) Steroid Refractory – Best Available Therapies 2 2-Year Survival in Pediatric Patients GVHD0012 N=51 2-Year Survival in Pediatric Patients Treated with Steroids1 N=370 69% 2 Years 1 0.8 0.6 0.4 0.2 0 0 6 12 18 24 Months 51% 180 Days Steroid Refractory – Remestemcel-L 16 m e s o b l a s t Remestemcel-L has t e Potential to Improve Bleak Long-Term Su vival (>2 Years) in Pediatric SR-aGVHD 1. Adapted and redrawn from Figure 2 of MacMillan, .L. et l. Pediatric acute GVHD: clinical phenotype and response to upfr t steroids. Bone Marrow Transplant 55, 165–171 (2020); 2. CIBMTR – Center for Internati n l Blood & Bone Marrow Transplantatio Research. Clinic l Outcomes of Pediatric Patients Treated with Remestemcel-L for Steroid-Refractory Acute Graft- Versus-Host Disease on a Ph s 3, Single- Arm, Prospective Study (Nov 2022) Steroid Ref actory – Best Available Therapies 2 2-Year Survival in Pediatric Patients GVHD0012 N=51 2-Year Survival in Pediatric Patients Treated with Steroids1 N=370 69% 2 Years 1 0.8 0.6 0.4 0.2 0 0 6 12 18 24 Months 51% 180 Days Steroid Refractory – Remestemcel-L 2-Year Surviv l i R fractory to Steroids1 128

Extended Survival Data in Children with SR-aGVHD

Remestemcel-L Treatment Resulted in Durable Survival Over 4 Years

Survival Outcomes in Pediatric & Adult SR-aGVHD

(Remestemcel-L data from the Center for International Blood and Marrow Transplant Research (CIBMTR) dbase)

Study	GVHD001	MacMillan et al[1]	Rashidi et al[2]	REACH2[3]	REACH2[3]	REACH1[4]
Treatment	Remestemcel-L	BAT[5]	BAT[5]	BAT[5]	Ruxolitinib	Ruxolitinib
N=	51	128	203	155	154	71
Subjects	Children	Children	Adults	Adults	Adults	Adults
aGVHD Grade	88% Grade C/D	22% Grade 3/4	54% Grade 3/4	63% Grade 3/4	63% Grade 3/4	68% Grade 3/4
Year 1 Survival	63%	40%	--	44%	49%	43%
Year 2 Survival	51%	35%	25%	36%	38%	--
Year 3 Survival	49%					
Year 4 Survival	49%					

1. MacMillan ML et al. Pediatric acute GVHD: clinical phenotype and response to upfront steroids. Bone Marrow Transplant 2020; 55(1): 165-171
2.Rashidi A et al. Outcomes and predictors of response in steroid-refractory acute graft-versus-host disease: single-center results from a cohort of 203 patients. Biol Blood Bone Marrow Transplant 2019; 25(11):2297-2302.
3.Zeiser R et al. Ruxolitinib for Glucocorticoid-Refractory Acute Graft-versus-Host Disease. N Engl J Med 2020;382:1800-10.
4.Jagasia M et al. Ruxolitinib for the treatment of steroid-refractory acute GVHD (REACH1): a multicenter, open-label phase 2 trial. Blood. 2020 May 14; 135(20): 1739–1749

5.BAT = Best Available Treatment

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19 m e s o b l a s t The clinical benefits of remestemcel-L in SR-aGVHD are likely due to its immunomodulatory effects on alloreactive T cell activation/proliferation and inflammatory cytokine production An in vitro assay measuring inhibition of T-cell activation was established during development, prior to the Phase 3 trial, as a potential measure of product potency Assay was used to measure the ability of individual remestemcel-L lots to inhibit T cell activation prior to their use in EAP 275 and the Phase 3 trial GVHD 001 Correlations between survival outcomes in EAP 275 and the Phase 3 trial GVHD 001 and potency of lots received as measured by inhibition of T-cell activation were performed The Immunomodulatory Activity of Remestemcel-L on T Cell Activation in vitro is a Direct Measure of Product Potency and Correlates with Survival in Pediatric Patients with SR-aGVHD

Correlation of Remestemcel-L (Ryoncil) Lot Potency and 6-Month Survival

Analyses were performed evaluating *in vitro/in vivo* relationships in relation to inhibition of T-cell activation by product lots administered

- There was an association between higher inhibition of T-cell activation by product lots received and Day 180 survival (85% Day 180 OS > median vs. 54% Day 180 OS ≤ median, p=0.01)

- The relationship between greater survival and level of inhibition of T-cell activation > median vs. ≤ median was most evident in patients with the most severe form of the disease and at highest risk for death:
  - Minnesota high risk (Day 180 OS 89% vs 50%, p=0.01)
  - MAGIC Algorithm Probability (MAP) ≥0.29 (Day 180 OS 100% vs. 17%, p=0.003)
  - IBMTR Grade D disease (Day 180 OS 91% vs. 50%, p=0.03)

Note that expected Day 180 survival for Grade D treated with best available therapy in CIBMTR registry is ~30%


Product-Limit Survival Estimates
With Number of Subjects at Risk
+ Censored
Survival Probability
1.0
0.8
0.6
0.4
0.2
0.0
Above Median
26 26 25 24 22 20 20 20 2
Below Median
28 27 22 21 17 13 13 10 0
0
50
100
150
200
Follow-Up Duration (days)

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21 m e s o b l a s t Survival Significantly Improved in EAP 275 aGVHD Patients Receiving Higher Potency Ryoncil Product Made After 2008 Compared with Lower Potency Prochymal Product Made Before 2008 All EAP 275 Day 100 survival (n=205): Prochymal 56% vs Ryoncil 74%, p = 0.007 Grade D EAP 275 Day 100 survival (n=106): Prochymal 44% vs Ryoncil 72%, p = 0.005 Greatest Effect Seen In Patients With Grade D Disease

Go to Market Strategy - Remestemcel-L in Pediatric Patients

Pre-Launch: Engagement of Highest Transplant Volume Centers with Experience Using Ryoncil

- Non-promotional activities including profiling centers, educate on disease awareness & unmet needs, and support payer engagement
- Hiring of select positions to build out commercial team has commenced
- Key Activities:
  - Market Access initiates payer outreach
  - Medical provides education to payers
  - Corporate leadership initiates engagement with Top 15 centers
  - Regional sales directors lead center profiling
- Manufacturing preparation has been ongoing with US$31.0 million of remestemcel-L pre-launch inventory in-hand

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Go to Market Strategy - Remestemcel-L in Pediatric Patients

Post-Approval Launch: Staged Approach Initially Targeting Highest Transplant Volume Centers

- Staged approach to launch based on centers with highest volume and experience with product
- Building out efficient, targeted sales force - 15 highest volume centers account for ~50% of patients
- Key Activities:
  - Initiate commercial onboarding & logistics at centers
  - MSLs engage centers around medical & scientific needs
  - Logistical and reimbursement support offered as needed
  - Center certification for remestemcel-L administration

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24 m e s o b l a s t Chronic Low Back Pain due to Degenerative Disc Disease (CLBP)

Chronic Low Back Pain Due to Degenerative Disc Disease (CLBP) Impacts 7M+

Rexlemestrocel-L represents a potential new paradigm for the treatment of CLBP

Burden of Illness

- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system,[1] including excessive use of opioids in this patient population

Treatment Options

- Minimal treatment options for patients with chronic low back pain (CLBP) who fail conservative therapy include opioids and surgery
- 50% of opioid prescriptions are for CLBP[2]
- Durable improvement in pain has potential to reduce opioid use and prevent surgical intervention

Market Opportunity

- Over 7m patients are estimated to suffer from CLBP due to degenerative disc disease (DDD) in each of the U.S. and E.U.5 [2-4]



1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2.Decision Resources: Chronic Pain December 2015., 3. LEK & NCI opinion leader interviews, and secondary analysis., 4. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 - August 2014.

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26 m e s o b l a s t Rexlemestrocel-L / CLBP – Program Summary Gained alignment with the FDA on the appropriate pivotal Phase 3 study Seeks to replicate the significant reduction in pain seen at 12 and 24 months in our first Phase 3 trial FDA has agreed with Mesoblast plans for mean pain reduction at 12 months as the primary endpoint of the pivotal trial Functional improvement and reduction in opioid use as secondary endpoints The planned Phase 3 Program will include 80% of subjects in the US and 20% from the EU, to support regulatory submissions to FDA and EMA RMAT designation for CLBP received from FDA February 2023 Commencement of pivotal trial mid-CY2023 Commence Pivotal P3 Mid-CY2023 In Prep for US/EU Submissions Phase 3 Protocol Regulatory Alignment

27 m e s o b l a s t RMAT designation provides all the benefits of Breakthrough and Fast Track designations, including rolling review and eligibility for priority review on filing of a Biologics License Application (BLA) Results from the trial showed that: A single injection of rexlemestrocel-L+HA into the lumbar disc resulted in significant reduction in pain compared with saline control at 12 and 24 months across all subjects (n=404) Pain reduction through 36 months was seen in the subset of patients using opioids at baseline (n=168) with the rexlemestrocel-L+HA group having substantially greater reduction at all time points compared with saline controls Among patients on opioids at baseline, despite instructions to maintain existing therapies throughout the trial, at 36 months 28% who received rexlemestrocel-L+HA were not taking an opioid compared with 8% of saline treated controls Regenerative Medicine Advanced Therapy (RMAT) Designation Granted by FDA for Rexlemestrocel-L in the treatment of CLBP

Phase 3 Trial Outcomes based on a Single Injection of Rexlemestrocel-L + HA

Results in More than Three Years of Pain Reduction

Greatest pain reduction was observed in the pre-specified population of subjects with CLBP duration shorter than the baseline study median of 68 months (n=202) with significantly greater reduction (nominal p-value < 0.05) at all time points analyzed over 36 months compared with saline controls

LS Mean VAS Change in Low Back Pain from Baseline - Duration CLBP < 68 Month Median Baseline Duration (n=202)



Nominal p-values * = p < 0.05; ** = p < 0.01; *** = p < 0.001 MPC+HA vs. Placebo
LS Mean of Change from Baseline (95% CI)
-10
-20
-30
-40
Month 1
Month 3
Month 6
Month 12
Month 18
Month 24
Month 36
Visit
Treatment Group
Rexlemestrocel-L (n=66)
Rexlemestrocel-L + HA (n=65)
Placebo (n=71)

Duration < Median

Rexlemestrocel-L +HA
Demonstrated significant reductions in pain over 36-months

VAS=Visual Analog Score; HA=Hyaluronic Acid

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29 m e s o b l a s t Chronic Heart Failure Reduced Ejection Fraction (HFrEF)

Rexlemestrocel-L / HFrEF - Program Summary

Defining the Regulatory Path to FDA Approval

Significant Need

Cardiovascular disease remains the leading cause of death in the US

CHF is a progressive disease with a high mortality approaching 50% at 5 years, and at least 75% after an initial hospitalization

Promising Data

Recent data from the DREAM-HF P3 trial showed improved LVEF at 12 months, preceding long-term reduction in MACE events across all treated patients

LVEF is a potential early surrogate endpoint

Targeting Inflammation

Effects on LVEF and MACE outcomes are enhanced in patients with active inflammation

Trial results from class II to end-stage HFrEF now support a MOA by which rexlemestrocel-L reverses inflammation-related endothelial dysfunction

FDA Meeting

Mesoblast plans to meet with the FDA CY2023 under its RMAT designation to discuss the potential pathway to approval

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Patients Experience Progressive Vascular Dysfunction and Heart Failure

Rexlemestrocel-L has the potential to improve endothelial dysfunction in patients from Class II thru IV

Mesoblast's Development Programs

DREAM HF-1 Trial	LVAD MPC Studies
537 Patients	189 Patients

Guideline Directed Medical Therapies (GDMT)

Continuum of Cardiovascular Disease Risk → **DEATH**

NYHA Class I

Traditional Early Therapies for HFrEF

- Statins
- Beta blockers
- Re-vascularization or valvular surgery
- RAAS antagonists
- Diuretics for fluid retention
- Hydralazine / isosorbide dinitrate
- Digitalis

NYHA Class II

Recent New Oral Therapies for Decompensated HFrEF Hospitalizations and Fluid Overload

- sacubitril / valsartan
- SGLT2 inhibitors
- Vericiguat

NYHA Class IIB/IIIA

NYHA Class IIB or IIIA Persistent HFrEF Patients

- Cardioverter Defibrillator (ICD) +/-
- CRT-D or Wearable Cardioverter Defibrillator if Indicated

NYHA Class IIIB/IV

NYHA Class IIIB/IV Pts with end-stage HFrEF

- Optimal medical management
- LVAD implantation
- Heart transplant
- Artificial Heart

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ORIGINAL INVESTIGATIONS

Randomized Trial of Targeted Transendocardial Mesenchymal Precursor Cell Therapy in Patients With Heart Failure

JACC JOURNALS

Emerson C. Perin, MD, PHD,[a] Kenneth M. Borow, MD,[b] Timothy D. Henry, MD,[c] Farrell O. Mendelsohn, MD,[d] Leslie W. Miller, MD,[e] Elizabeth Swiggum, MD,[f] Eric D. Adler, MD,[g] David H. Chang, MD,[h] R. David Fish, MD,[a] Alain Bouchard, MD,[d] Margaret Jenkins, BSC (HONS),[i] Alex Yaroshinsky, PHD,[j] Jack Hayes, MA,[k] Olga Rutman, PHD,[k] Christopher W. James, PA,[k] Eric Rose, MD,[l] Silviu Itescu, MD,[l] Barry Greenberg, MD[m]

Randomized, double-blind, controlled, 537 patient Phase 3 trial of rexlemestrocel-L over mean follow-up of 30 months showed:

- Improved LVEF from baseline to 12 months in all patients - maximal benefit seen in patients with active inflammation
- Reduced risk of MI or stroke by 57% in all treated patients, and by 75% in patients with inflammation
- Reduced risk for time-to-first Major Adverse Cardiac Event (MACE), defined as cardiovascular death, MI or stroke, by 28% in all patients, and by 37% in patients with inflammation

FIGURE 4 Risk of Myocardial Infarction or Stroke


Baseline hsCRP ≥2 mg/L (N = 301)
Summary of Failure Outcomes
Cause Specific
HR: 0.247
(95% CI: 0.092-0.662)
Cumulative Incidence (%)
0.0
0.1
0.2
0.3
0
1
2
3
4
5
Years Since Day 0 Treatment
Patients at Risk:
MPC 153 119 85 49 26 3
Control 148 122 78 37 18 5

	Failed Events	Competing Events	Censored	Total
MPC	5	24	124	153
Control	19	29	100	148
Total	24	53	224	301

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Rexlemestrocel-L – Two Pivotal Studies in Chronic Heart Failure (CHF)

Mesoblast's Development Programs Assess the Impact of Intra-cardiac Administration of Rexlemestrocel-L Across the Continuum of Disease from Mild/Moderate to End-stage Severity

MPC Study Design	LVAD-MPC Study #2	DREAM-HF Trial
Treated Patients	159	537
Study Design	Prospective, randomized, Multi-center, double-blinded, single dose, sham-controlled, parallel group efficacy & safety studies of allogeneic mesenchymal precursor cells (MPCs)	
Pathologies of ↑ed Importance	LV Systolic Function, Inflammation, Mortality, Major Morbidities	
Product	Mesenchymal Precursor Cells with defined Cardiac Potency (Rexlemestrocel-L)	
Cell Preparation, Manufacturing, Central Storage and Shipping	Same facilities and vendors in both studies	
Physical Location Used for Cell Administration at the Study Site	Operating room	Cardiac catheterization laboratory
Patient Analysis Population	End-stage chronic HFrEF candidate for LVAD implant (NYHA Class IIIB or IV), ischemic or non-ischemic etiology (N=159: MPC=106, CTRL=53)	Chronic HFrEF (Late NYHA Class II or IIIA), ischemic or non-ischemic etiology (N=537: MPC=265, CTRL=272)
Cell Dose in MPC	150 million cells administered as 15-20 individual injections during a single procedure	
Route of Cell Administration	Epicardial injection	Transendocardial injection
Target of Cell Administration	Mid-wall of left ventricle	

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34 m e s o b l a s t mesoblast Thank You